                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13-G

            Under the Securities Exchange Act of 1934

                        (Amendment No.  1)


                         Scientific Software-Intercomp, Inc.
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)


                                   808796-10-6
                          (CUSIP Number)




Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2/92)

          Name of reporting person: Ryback Management Corporation I.R.S. Identification No. of Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

            Michigan

Number of     5.             Sole Voting Power

Shares                        1,131,500 common stock and
                                 1,500,000 common stock purchase warrants
                                     resulting in a like number of shares

Beneficially  6.            Shared Voting Power

Owned by

Each          7.            Sole Dispositive Power

Reporting                      1,131,500 common stock and
                                  1,500,000 common stock purchase warrants
                                       resulting in a like number of shares

Person With   8.            Shared Dispositive Power


9.   Aggregate Amount Beneficially owned by each reporting person:

          823,000 shares held by Lindner Growth Fund
          1,500,000 shares resulting from potential exercise of warrants held by Lindner Dividend Fund
         308,500 shares managed by Ryback Management Corporation

10.  Check Box if the Aggregate amount in Row (9) excludes certain shares

11.  Percent of  Class Represented by Amount in Row  (9)

             31.74%

12.  Type of Reporting Person

 IA - Ryback Management Corporation   IV - Lindner Investment Series Trust


sec 1745 (6-80)
                         SEE INSTRUCTION BEFORE FILLING OUT!

                              SEC 13G
                             SECURITIES AND EXCHANGE COMMISSION
                             SCHEDULE 13g Amendment No. 1
Item 1(a)   Name of Issuer:

            Scientific Software-Intercomp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

           1801 California Street
            Denver, CO 80202

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Common Stock

Item 2(e)   CUSIP:

            808796-10-6 (no cusip for warrants)

Item 3) If this statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), check whether the person filing is a:

  [X] Investment Company registered under Section 8 of the Investment Company Act (LINDNER INVESTMENT SERIES TRUST)

  [X] Investment Company Adviser registered under Section 203 of the
   Investment Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4   Ownership:
         The Shares listed below were held in a fiduciary capacity by Lindner Investment Series Trust and/or Ryback Management Corp. as of May 8, 1996:

     (A) Amount beneficially owned: 823,000 shares held by Lindner Growth Fund 1,500,000 warrants exercisable by Lindner Dividend Fund
         308,500 shares managed by Ryback Management Corp.

     (B) Percent of class: 31.74%
     (C) Number of shares as to which such subject COMPANY has:
        (1)sole power to vote or direct to vote:   2,631,500
        (2)shared power to vote or direct to vote:
        (3)sole power to dispose of or direct disposition of: 2,631,500
        (4)shared power to dispose or direct disposition of:

 Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Lindner Growth Fund (formerly Lindner Fund, Inc.), a registered investment company, is a holder of 9.93% of the outstanding class of securities. Lindner Growth Fund is a separate series of the Lindner Investment Series Trust. Lindner Dividend Fund, a separate series of Lindner Investment Series Trust, is the holder of common stock purchase warrants, which if exercised would result in a holding 18.09% of the outstanding class of securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: May 10, 1996


                         /S/ Lawrence Callahan, Vice-President
                              Ryback Management Corporation
                              Lindner Investment Series Trust
                              (314) 727-5305